SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FONU2 INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

30255C 102

 (CUSIP Number)

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-74ll

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  JEFFREY M. POLLITT

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [  ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  NA

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

 NUMBER OF SHARES                        7. SOLE VOTING POWER: 9,808,962

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 9,808,962

 WITH                                                   10. SHARED DISPOSITIVE POWER: 0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,808,962, consisting of 7,796,962 shares held directly by Mr. Pollitt and 2,012,000 shares held by JSB Tech Adv. Trust, of which Mr. Pollitt is the trustee.

Mr. Pollitt resigned as a director and executive officer of the issuer on February 27, 2013, and returned to treasury 15,000,000 shares that were acquired pursuant to the terms of an Agreement and Plan of Reorganization dated March 6, 2012.

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.1%.

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  FONU2 Inc., a Nevada corporation (the “Company”), 331 East Commercial Blvd., Ft. Lauderdale, Florida  33334.

Item 2.  Identify and Background.

(a)        Name:  This Schedule 13D/A is being filed for Jeffrey M. Pollitt.

(b)        Residence or Business Address: 331 East Commercial Boulevard, Ft. Lauderdale, Florida  33334.

(c)        Principal Occupation:  Mr. Pollitt works for the Company developing the Company’s community card program.

(d)        During the last five years, Mr. Pollitt has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Pollitt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Citizenship:  United States.

Item 3.  Source and Amount of Funds or Other Consideration

None; not applicable.

Item 4.  Purpose of Transaction.

Mr. Pollitt resigned as a director and executive officer of the issuer on February 27, 2013, and returned to treasury 15,000,000 shares that were acquired pursuant to the terms of an Agreement and Plan of Reorganization dated March 6, 2012.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially Owned.  As of the date hereof, Mr. Pollitt beneficially owns 9,808,962 shares, representing approximately 24.0% of the Company’s issued and outstanding shares of common stock.  7,796,962 of these shares are held directly by Mr. Pollitt and 2,012,000 shares are held by JSB Tech Adv. Trust, of which Mr. Pollitt is the trustee.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 9,808,962 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 9,808,962 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2013                                                                /s/  Jeffrey M. Pollitt

                                                                                                      Jeffrey M. Pollitt